INVEST IN **HUMBLEROOTS APOTHECARY**

Military Veterans Launch Wellness Products to Disrupt CBD Market



humblerootsus.com Logansport IN

Retail | Retail | Health and Fitness | B2B | Lifestyle

LEAD INVESTOR



Scott Imler

I've been closely monitoring the growing CBD market for the past few years, patiently waiting for an investment opportunity that made sense. The current market is saturated with thousands of brands all selling identical product lines, though, making it nearly impossible to identify a company worth backing. From an investor standpoint, I was looking for a relatively new company with a unique value proposition, a modest value cap, and a founder that embraced innovation when it came to product development. HUMBLEROOTS checks all the boxes. Their existing product line rivals anything else I've seen on the market, and better yet, it's 100% proprietary. Not only have they built a moat, they also have a team in place to build a nationally recognized brand. A team full of military veterans with advanced degrees and decades of combined operational and business experience. They're only a few months old and have already caught the attention of some of the largest distributors and retailers in the industry. My money is on HUMBLEROOTS, literally.

Invested $15,000 this round

Highlights

1. 🌿 Innovative & proprietary line of hemp-infused herbal formulas
2. 🤝 Secured a strategic partnership with one of the largest CBD-centric retailers in the United States
3. 🏪 Opportunity to scale into 300+ storefronts across the U.S. over the next 18-24 months. (not guaranteed)
4. 🚀 Proprietary nano-emulsification process that greatly improves absorption rates and efficacy
5. 👨‍⚕️ Formulations developed in collaboration with one of the leading clinical herbalists in the U.S.
6. 🇺🇸 Formulas are manufactured in an ISO and cGMP compliant facility in the U.S

6. 🇺🇸 Formulas are manufactured in an ISO and cGMP compliant facility in the U.S

7. 🪖 The HUMBLEROOTS team is comprised almost exclusively of military veterans

Our Team



Chris Manus Co-Founder and CEO

United States Army Veteran, with an obsession for all things health and wellness. B.S. in Public Policy, with a Master's Degree in Business Administration. PMP Certified Project Manager, with extensive business operations experience.

Our team is incredibly passionate about providing plant-based, all-natural alternatives to traditional over-the-counter and pharmaceutical medications. We believe that CBD and other functional plant-based ingredients have the power to address the root cause behind some of the most prevalent issues we all face throughout our day-to-day lives.

to-day lives.



Frances Alicea Owner and Co-Founder

Plant-based health and wellness advocate, with a Master's Degree in Business Administration and several years of experience in business development, event management, and marketing.



Rob McQueen VP of Operations

Former U.S. Army Special Operations Officer and current Founder and CEO of Quiver. Also, founder and current Director of Field Operations for the Clean Water Corps, a Veteran-operated non-profit providing clean water around the globe.



Mayra Bonet Lead Medical Advisor

Former U.S. Army Major and current Assistant Director of Anesthesia and Pain Management Doctor at Bella Vista Hospital. Extensive experience within the medicinal cannabis and hemp/CBD industries.

A game-changing CBD brand owned by You.


Invest in the Future of CBD!
HUMBLEROOTS
apothecary
Premium, Plant-based
Health & Wellness Company

Many of us spend years supporting businesses with our hard-earned dollars, but we do not benefit when the company eventually grows or sells.

I plan to change that.

This is your opportunity to participate in the upside of a rapidly growing, veteran-led, family-owned CBD company.

I'm Chris, a US Army Veteran and Co-Founder of HUMBLEROOTS APOTHECARY, and this is my wife and Co-Founder, Frances.



After leaving the military, I experienced chronic bouts of anxiety, insomnia, and unhealthy levels of stress, among other ailments.



Traditional over-the-counter and pharmaceutical medications were largely ineffective and only provided short-term relief, doing very little to address the root cause behind my issues.

I soon turned to CBD, which was rising in popularity, and I was thrilled to find that, within a few short weeks, I felt myself becoming less anxious, less stressed, and sleeping better throughout the night.

Over the following years, I continued to use CBD as a staple within my wellness routine and also started down the path of exploring other all-natural alternatives to further supplement my health and wellness goals.


The Problem
The CBD market is saturated with thousands of companies selling low-quality, mass-produced CBD products that **fail to hit the mark.**


One-Formula-Fits-All Doesn't Work
Current products in the market try to address all of these with a single product
Sleeplessness
Anxiety
Lack of awareness
Memory Impairment

Put it this way.


Would you drink a cup of strong coffee to simultaneously help you feel more alert and help you sleep?

Probably not.

THINK, RELAX, ADAPT, DETOX, FOCUS, and DRIVE all have different end goals and – as such – are created ***differently***.

For years I had been taking CBD and other plant-based wellness products separately to supplement my wellness routine. What if there was a way to combine the two in order to provide a more comprehensive and effective wellness supplement?

This was the idea that led to the creation of **HUMBLEROOTS.**


ESTD. 2020
HUMBLEROOTS
apothecary
THINK
RELAX
ADAPT
DETOX
FOCUS
DRIVE

We decided to position ourselves as a **premium plant-based health and wellness company** that provided issue-specific and completely innovative products, primarily through the combination of hemp extract and other functional all-natural ingredients.


HUMBLEROOTS is The Solution
Unique & proprietary herbal formulas
Created to tackle specific problems
(Stress, anxiety, sleeplesness, and more)
Manufactured in the U.S.A in an ISO and cGMP compliant facility
DRIVE
DETOX

Breaking the Mold

To stand out in a crowded market and ensure our customers benefit from the finest CBD products, we have joined forces with hemp industry experts and one of the world's leading clinical herbalists to ensure each of our formulas is developed to excel at its job.


We do CBD *differently*
Our formulas are developed in
We use our proprietary nano-
Our products are individually focused to tackle


with one of the
leading clinical
herbalists in the
U.S.
process to
improve water
solubility and
absorption
specific issues
and are not
designed as
one-size-fits-all

Each one of our formulas is produced through a **proprietary nano-emulsification** process that greatly improves absorption rates and efficacy.

Every formula is infused with 500mg of a full-spectrum extract derived from organically-cultivated hemp, which includes all of the beneficial cannabinoids, terpenes, and other therapeutic plant constituents to ensure a true entourage effect.

They also feature a range of other organic botanicals that complement the benefits of CBD and work to achieve specific goals.

The Future is Bright


Massive Growth
$3.5 Billon
CBD Market Size
in 2021
$13.4 Billion
CBD Market Size
by 2028
21.2% CAGR
from 2021 to 2028
THINK
DETOX

At HUMBLEROOTS, we have big plans – and the business acumen to get there.


We have secured a strategic
partnership with one of the
largest CBD-centric retailers
in the United States.

This will help us achieve our revenue targets as we place HUMBLEROOTS into more than 40 existing locations – rising to **300 stores within the next two years** and 500 stores by 2026.


500+ Retailers by 2026
The retail partnership we secured currently has 40+
existing locations in 6 states, with plans to expand to 100
storefronts within the next 12 months and 300 within the
next 24 months.
2021
100
Stores
2023
500
Stores


40
Stores
2022
100 Stores
300
Stores
2026

We are also working on forging new partnerships with other premium retailers throughout the United States.


We are looking to raise $250,000, and are offering future equity (S.A.F.E.) at a $3M valuation cap.
With these funds, will be able to successfully scale HUMBLEROOTS into all 300 of these locations.

By 2026, we will expect to be present in more than 500 retail stores, with projected annual revenues of $9.1 million.


Gross Revenue Projections
in Millions, US$
0.7
$1.46
$2.73
$5.46
$9.10
2022
2023
2024
2025
2026
0
1
2
3
4
5
6
7
8
9
10

Forward-looking projections cannot be guaranteed.

Your investment will help us reach our $250,000 goal, which will give us the power to put our plans into action.


Use of Funds
Use of Funds
Cash Reserve
B2B Development & PR
Payroll & Staff Expansion
Research & Development
Inventory Expansion
D2C Marketing Efforts
0%
5%
10%
15%
20%
25%
30%
35%
40%
$250,000 Funding Required
D2C Marketing Efforts
Inventory Expansion
Research & Development
Payroll & Staff Expansion

This is our idea and we believe it has the power to become one of the top CBD wellness brands worldwide.




TOP 3 REASON TO INVEST
1
Unique herbal formulations developed with one of the leading clinical herbalists in the U.S.
2
Retail partnership with one of the largest CBD retailers in the USA. Massive growth opportunity with a projected CAGR of 21.2%.
3
Don't just thank a veteran. Support a veteran.

We can't wait for you to join us on this journey.

Meet the Founders


Founders & Owners
Chris Manus
United States Army Veteran, with an obsession for all things health and wellness. B.S. in Public Policy, with a Master's Degree in Business Administration. PMP Certified Project Manager, with extensive business operations experience.
Frances Alicea
Plant-based health and wellness advocate, with a Master's Degree in Business Administration and several years of experience in business development, event management, and marketing.


Meet the Team
Dr. Mayra Bonet, Advisor
Former U.S. Army Major and current Assistant Director of Anesthesia and Pain Management at Bella Vista Hospital. Extensive experience within the medicinal cannabis and hemp/CBD industries.
Rob McQueen, VP of Operations
Former U.S. Army Special Operations Officer and current Founder and CEO of Quiver. Also, founder and current Director of Field Operations for the Clean Water Corps, a Veteran-operated non-profit that provides clean drinking water to those in need around the globe.

Product Overview


DRIVE
MALE LIBIDO SUPPORT
An all-natural herbal formula, paired with 500 milligrams of water-soluble, full-spectrum hemp extract.
The herbal ingredients included in this blend help strengthen the male reproductive and hormonal systems, improve blood flow and benefit sexual health and performance.
These benefits are complemented by the addition of our full-spectrum, nano-emulsified hemp extract, which helps regulate the endocannabinoid system (ECS) and promotes homeostasis throughout our body.
10
ALL-NATURAL INGREDIENTS


DETOX

ORGAN SUPPORT


HUMBLEROOTS
DETOX
ORGAN SUPPORT

An incredibly effective blend of detoxifying herbs and 500 milligrams of water-soluble, full-spectrum hemp extract.

The herbal ingredients included in this blend were formulated and designed to purify and condition the blood and help protect and support organs of the body that are often negatively affected by toxicity, especially the liver.

These benefits are complemented by the addition of our full-spectrum, nano-emulsified hemp extract, which helps regulate the endocannabinoid system (ECS) and promotes homeostasis throughout our body.

15 ALL-NATURAL INGREDIENTS



THINK
MEMORY SUPPORT


HUMBLEROOTS
THINK
MEMORY SUPPORT

A carefully crafted blend of organically cultivated herbs and 500 milligrams of water-soluble, full-spectrum hemp extract.

The herbal ingredients included in this blend are chock-full of antioxidants and designed to enhance oxygenated blood flow and circulation, which in turn supports memory and overall cognitive functions.

These benefits are complemented by the addition of our full-spectrum, nano-emulsified hemp extract, which helps regulate the endocannabinoid system (ECS) and promotes homeostasis throughout our body.

14 ALL-NATURAL INGREDIENTS



DRIVE
MALE LIBIDO SUPPORT


HUMBLEROOTS
DRIVE

An all-natural herbal formula, paired with 500 milligrams of water-soluble, full-spectrum hemp extract.

The herbal ingredients included in this blend help strengthen the male reproductive and hormonal systems, improve blood flow and benefit sexual health and performance.

These benefits are complemented by the addition of our full-spectrum, nano-emulsified hemp extract, which helps regulate the endocannabinoid system (ECS) and promotes homeostasis throughout our body.

10 ALL-NATURAL INGREDIENTS



ADAPT
STRESS SUPPORT


HUMBLEROOTS
ADAPT
STRESS SUPPORT

A special blend of adaptogenic and nervine herbs, combined with 500 milligrams of water-soluble, full-spectrum hemp extract. The herbal ingredients included in this blend were specifically chosen to combat the root causes of adrenal fatigue and were carefully formulated to strengthen the body's ability to cope with stress, help rejuvenate overall health and vitality, calm the nervous system and improve mood.

These benefits are complemented by the addition of our full-spectrum, nano-emulsified hemp extract, which helps regulate the endocannabinoid system (ECS) and promotes homeostasis throughout our body.

11 ALL-NATURAL INGREDIENTS



RELAX
SLEEP SUPPORT


HUMBLEROOTS

A mixture of carefully selected herbs and 500 milligrams of water-soluble, full-spectrum hemp extract. The herbal ingredients included in this blend were specifically chosen to help calm the nervous system and assist our body's ability to cope with stress, calm nerves, and improve sleep.

This formula can be taken day or night to help calm your mind, relax muscles, rebuild frayed nerves, improve sleep or simply


RELAX
RELAX

reduce stress related tension.

These benefits are complemented by the addition of our full-spectrum, nano-emulsified hemp extract, which helps regulate the endocannabinoid system (ECS) and promotes homeostasis throughout our body.



9 ALL-NATURAL INGREDIENTS

FOCUS
ENERGY SUPPORT


HUMBLEROOTS
FOCUS
ENERGY SUPPORT
FOCUS

A metabolizing blend of organic herbs, paired with 500 milligrams of water-soluble, full-spectrum hemp extract.

The herbal ingredients included in this blend were carefully selected and formulated to help improve energy and alertness, while also combating stress and anxiousness.

These benefits are complemented by the addition of our full-spectrum, nano-emulsified hemp extract, which helps regulate the endocannabinoid system (ECS) and promotes homeostasis throughout our body.



10 ALL-NATURAL INGREDIENTS

THANK YOU


DRIVE
FOCUS
DETOX
ADAPT
THINK
RELAX
Designed by GrowthTurbine.com

Tel:	Email:	Website:
(574) 727-1838	chris@humblerootspr.com	https://humblerootspr.com/